Exhibit 99.1

[TRANSLATED FROM THE HEBREW]

SCAILEX CORPORATION LTD. (“Scailex”)

March 20, 2007

The Securities Authority	Tel Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ahad Ha'am Street
Jerusalem 95464	Tel Aviv 65202
(Through the Magna)	(Through the Magna)

Dear Sirs,

Scailex Corporation Ltd. (“the Company”) – Immediate Report

Further to a resolution of the Company’s remuneration committee, audit committee and board of directors, an immediate report is hereby given in accordance with the Securities (Immediate and Periodic Reports) Regulations, 5730-1970 (hereinafter referred to as “the Immediate Report Regulations”) concerning the calling of a general meeting of the Company on the agenda of which will be: (1) approval of the terms of an agreement for the provision of management services with Globecom Investments Ltd. (hereinafter respectively referred to as “the Agreement” and “Globecom”), a company controlled by Mr. Eran Schwartz, according to which the services of Mr. Eran Schwartz will be provided as the active Chairman of the board of directors of the Company from the commencement of his incumbency, as set out in Part A of this report; and (2) the grant of exculpation to the Company’s office holders, as set out in Part B of this report.

The above is subject to approval by an extraordinary general meeting of the shareholders of the Company, which has been convened for April 30, 2007, as set out in Part C of this report.

Part A – Description of the Agreement for of Providing the Services of Chairman of the Board of Directors

1.	General

Pursuant to the resolution approved by the Company’s remuneration committee, audit committee and board of directors on March 20, 2007, it was resolved to approve the terms and conditions of the agreement with Globecom, under which Globecom will provide the services of Mr. Eran Schwartz as the active Chairman of the board of directors of the Company from the commencement of his incunbency, subject to approval by the Company’s shareholders at an extraordinary general meeting to be called for such purpose, as set out in Part C of this report.

2.	The Terms of the Agreement

Set forth below are the main terms and conditions of the Agreement –

2.1	The Agreement will be effective from July 18, 2006, when Mr. Eran Schwartz began serving as the Chairman of the board of directors of the Company. The Agreement will be for an indefinite term but either party may terminate it upon prior six months’ notice.

2.2	Globecom is a private company controlled by Mr. Eran Schwartz and will remain so throughout the term of the agreement. Globecom will provide the Company with services of an active Chairman of the board of directors, such services to be performed exclusively by Mr. Eran Schwartz (hereinafter referred to as “the services”). The extent of the services will be determined in accordance with the Company’s actual needs.

2.3	The total monthly cost that the Company will pay Globecom for the provision of the services will be NIS 100,900 (one hundred thousand and nine hundred New Israeli Shekels ) (hereinafter referred to as “the monthly consideration”). That amount is based on monthly remuneration of NIS 75,000, plus amounts that include the estimated cost of social benefits. The monthly consideration will be linked to the consumer price index published from time to time, the base index being that known on the date when the agreement became effective, namely the index of June 2006, and the monthly consideration will in no event be less than NIS 100,900 (one hundred thousand and nine hundred New Israeli Shekels).

2.4	In addition, Globecom will be entitled to the reimbursement of reasonable expenses from the Company in respect of subsistence and other expenses that Globecom incurs in providing the services to the Company.

2.5	In addition, the Company will make a group 7 motor vehicle available to Globcom, all the expenses of which will be borne by the Company, including a supplemental amount to reflect grossing-up the value of its use (for tax purposes). The estimated cost of providing the motor vehicle as aforesaid is approximately NIS 18,000 per month.

2.6	The Company will bear expenses of the home telephone and fax of the Chairman, including a supplemental amount to reflect grossing-up thereof for tax.

2.7	The Company shall make a cellular phone available to the Chairman and bear the expenses of keeping it, including a supplemental amount to reflect grossing-up thereof for tax.

2.8	The Company shall insure the Chairman and Globecom (to the extent possible) within the framework of directors and officers liability insurance and also provide them with indemnification and exculpation insofar as customary in the Company.

2.9	No employer-employee relationship will exist between the Company and Eran Schwartz. The Company will be entitled to indemnification from Globecom for any damage or expense resulting from a claim that Mr. Eran Schwartz was an employee of the Company.

2.10	From 2007, Globecom will be entitled each year to an annual bonus based on the Company’s financial results in respect of such year, pro rata to the part of the year in which the services were provided, in such amount as shall be determined each year by the Company’s audit committee and board of directors following publication of the Company’s annual financial statements (hereinafter referred to as “the annual bonus”), provided that it shall not exceed the equivalent of 2% of the Company’s total annual profit before tax in accordance with its annual financial statements.

For the purpose hereof “total annual profit before tax” shall be computed as the profit before taxes on income, plus the net profit before taxes on income from special items, in accordance with the accounting rules applied in the Company’s financial statements (International Accounting Standards – IFRS).

The annual bonus shall be determined having regard to the following parameters: (a) steps taken by the Company, as a holding company, to improve its investment and holding portfolio, including material transactions relating to the purchase and sale of holdings; (b) achievements in the raising and replacing sources for financing the Company’s investments; and (c) improving holdings and contributing to the success of investee companies and assisting and promoting strategic moves in the investee companies.

Based on the Company’s financial statements as at December 31, 2006, the maximum annual bonus to which Globecom would have been entitled, had it received a bonus in respect of that year, would have been NIS 1.31 million.

2.11	The monthly consideration and all the amounts payable pursuant to the Agreement shall be paid in advance on the first day of each month for the coming month, with the addition of value added tax (“VAT”), were applicable, and against a tax invoice, save for the annual bonus which shall be payable with the addition of VAT and against a tax invoice following approval as aforesaid.

2.12	In respect of the award of options within the framework of an office holder and employee incentive plan, should the Company approve the such an award under which the Chairman of the board of directors is a beneficiary, the same will be subject to all the approvals required by law and a report will be made accordingly.

3.	Method of Determining the Remuneration

The terms and conditions of the Agreement were negotiated between representatives of the Company’s remuneration committee, on the one hand and Globecom and Eran Schwartz, on the other hand.

4.	The Organs that Approved the Remuneration and the Dates of Approval

The terms and conditions of the Agreement with Globecom were approved by the Company’s remuneration committee, audit committee and board of directors on March 20, 2007.

5.	Reasons for the Level of the Remuneration and the Method of Determination

(a)	Mr. Eran Schwartz has served as the Chairman of the Company’s board of directors since July 18, 2006 and will continue in office after approval of the Agreement, providing the services through Globecom. Mr. Eran Schwartz has proven experience, know-how and abilities in the management of companies and the improvement of their results of operation.

(b)	The terms and conditions of the Agreement for the provision of the services by the Chairman of the board of directors are fair, customary and reasonable in the circumstances, having regard to the financial condition of the Company, its targets and the commencement of the Company’s investment activity.

(c)	The contract does not prejudice the Company and is in its interest because it provides an incentive to the Chairman of the board of directors to invest the best of his time and abilities for the benefit of the Company.

(d)	The Company’s remuneration committee, audit committee and board of directors had before them data on the remuneration, including annual bonuses, of chairmen of other public companies in the economy and they found that the remuneration provided in the Agreement, including the annual bonus mechanism and the maximum amount of the bonus, are reasonable and customary in the circumstances.

6.	Other Remuneration

Globecom and Eran Schwartz do not receive any other remuneration from any corporation controlled by the Company.

Eran Schwartz serves as chief executive officer and a director of Israel Petrochemical Industries Ltd. (hereinafter: “Petrochemical”), a company incorporated in Israel whose shares are traded on The Tel-Aviv Stock Exchange, which has control of the Company by virtue of holding 50.06% of the Company’s issued and paid-up capital and voting rights (without dilution). It should be noted that the Company’s directors, Arie Zief, Shalom Singer and Arie Ovadia, also serve as directors of Petrochemical. Furthermore, Mr. Schwartz holds 3% of the issued share capital of Modgal Ltd., which indirectly holds control of Petrochemical. He is not a party to any written or oral agreement under which he holds the same together with others. Mr. Schwartz served as chief executive officer of E.D. Federman Holdings Ltd. (hereinafter: “Federman”), which holds Modgal Ltd. and indirectly holds control of Petrochemical, together with others. In addition, Mr. Schwartz serves as a director of other companies in a group under the control of Petrochemical’s controlling shareholders.

There is no change to Eran Schwartz’s terms of employment and remuneration with Petrochemical and Federman following the Agreement that forms the subject of this report.

7.	Alteration of Terms and Conditions

It should be noted that the previous chairman of the Company’s board of directors did not serve as an active chairman and did not receive remuneration from the Company. Nevertheless, it should be noted that since the appointment of the Chairman of the board of directors following the change of control of the Company, the Company, whose activity until then had comprised the sale of all its business activities and the management of the cash funds, began to take on substance, as noted in acquiring control of Oil Refineries jointly with the Israel Corporation Ltd., as set out in the Company’s immediate report of February 20, 2007.

Part B – The Grant of Excalpation to the Company’s Office Holders

8.	The audit committee and board of directors have resolved, subject to approval by the general meeting, to grant exculpation to the current office holders and to office holders who serve in future from time to time, from a breach of the duty of care to the Company, subject to applicable law; as set forth in a Letter of Exculpation to be provided to every current and future office holder.

Part C – Notice of General Meeting

9.	The Meeting

Notice is hereby given of an extraordinary general meeting of the Company’s shareholders that will take place on Monday, April 30, 2007, at 14:00 at the offices of Israel Petrochemical Enterprises Ltd., 4th Floor, Amot Mishpat House, 8 Shaul Hamelech Boulevard, Tel Aviv, the following matters and approvals being on its agenda:

(a)	To approve the terms and conditions of the Agreement with Globecom Investments Ltd., a company under the control of Mr. Eran Schwartz, pursuant to which the services of Mr. Eran Schwartz will be provided as the active Chairman of the Company’s board of directors, as set out in Part A of this report;

(b)	To approve the grant of exculpation to the current and future office holders of the Company, as set out in Part B of this report.

10.	Requisite Majority, Record Date, Quorum, Adjournment and Proxies

10.1	The majority necessary for approving the matters on the agenda as set out above is a majority of the votes present that are entitled to participate in the vote and who vote on the matter.

10.2	The record date for entitlement to vote at the extraordinary general meeting is the close of business on Monday, March 26, 2007 (“the Record Date”) and if there is no trading on the Record Date, then the first trading day prior thereto. According to the Companies Regulations, 2000 (Proof of Title to a Share for the Purpose of Voting in a General Meeting) (“the Regulations”), a shareholder to whose credit a share is registered with a member of The Tel Aviv Stock Exchange, such share being included amongst the Company’s shares entered in the Company’s shareholders register in the name of a nominee company, who wishes to vote at the general meeting, shall furnish to the Company a certificate, from the member of The Tel Aviv Stock Exchange with whom his interest in the share is registered, of his title to the share, on the Record Date, in accordance with Form 1 of the Schedule to the Regulations.

10.3	There shall be a quorum at such time as there are present, in person or by proxy, at least two shareholders holding at least 33% of the voting rights, within half an hour of the time fixed for the meeting’s commencement. Should a quorum not be present at the general meeting within half an hour after the time fixed for the commencement of the meeting, the meeting shall stand adjourned by one week to the same day, time and place, unless the meeting chairman, with the agreement of a majority of those present having voting rights, decides on a different time. At the adjournment two shareholders present in person or by proxy shall be deemed a quorum.

10.4	The shareholders may vote in person or by their proxy who has been duly empowered pursuant to an instrument of proxy in accordance with the provisions of the Company’s articles of association, which shall be deposited at the Company’s offices at least 24 hours before the time of the meeting.

11.	Inspection of the Immediate Report

A shareholder may revrew the immediate report at the Company’s offices, 43rd Floor, 3 Azrieli Centre, Triangular Tower, Tel Aviv on Mondays to Thursdays between 09:00 and 16:00 hours. The complete transaction report can be found at the Securities Authority’s website (Magna – distribution site), at www.magna.isa.gov.il.

Yours faithfully,

Yahel Shachar, Chief Executive Officer
Scailex Corporation Ltd.